UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2025
Commission File Number	001-40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 1625, 1075 West Georgia Street Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Confirmation of Notice of Record and Meeting Dates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)

Date:	May 27, 2025	By:	/s/ Salah Gamoudi
			Name:	Salah Gamoudi
			Title:	Chief Financial Officer